Mail Stop 3561

May 5, 2008

Via U.S. Mail

Mr. Larry Freedman
Chief Accounting Officer and Vice President - Controller
Carnival Corporation/Carnival plc
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

>   **Re: Carnival Corporation/Carnival plc**
>   **Form 10-K for the year ended November 30, 2007**
>   **Filed January 29, 2008**
>   **File No. 001-09610 and 001-15136**

Dear Mr. Freedman:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> David R. Humphrey
> Branch Chief